SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bloomin’ Brands, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

094235 108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   094235  108

1.	NAMES OF REPORTING PERSONS RDB Equities Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 8,286,002
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,286,002
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,286,002
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.84%
12.	TYPE OF REPORTING PERSON PN

CUSIP No.   094235  108

1.	NAMES OF REPORTING PERSONS RDB Equities, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 8,286,002
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,286,002
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,286,002
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.84%
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Robert D. Basham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 8,286,002
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,286,002
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,286,002
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.84%
12.	TYPE OF REPORTING PERSON IN

CUSIP No.   094235  108

Item 1.

(a).	Name of Issuer: Bloomin’ Brands, Inc.

(b).	Address of Issuer’s Principal Executive Offices:

2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607

Item 2.

(a).	Name of Persons Filing:

RDB Equities Limited Partnership

RDB Equities, LLC

Robert D. Basham

The shares of common stock that are the subject of this Schedule 13G are owned by RDB Limited Partnership (“RDBLP”). Robert D. Basham is a limited partner of RDBLP and the sole member of RDB Equities, LLC, which is the sole general partner of RDBLP. RDBLP, RDB Equities, LLC and Robert D. Basham have entered into a joint filing agreement, which is filed herewith, under which such person have agreed to jointly file this Schedule 13G.

(b).	Address of Principal Business Office or, if None, Residence:

c/o Bloomin’ Brands, Inc., 2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607

(c).	Citizenship:

Each of RDBLP and RDB Equities, LLC is organized in Florida. Robert D. Basham is a citizen of the U.S.A.

(d).	Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is common stock, par value $0.01 per share (the “Common Stock”).

(e).	CUSIP Number: 094235 108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No.   094235  108

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:

RDB Equities Limited Partnership	8,286,002
RDB Equities, LLC	8,286,002
Robert D. Basham	8,286,002

(b)	Percent of class:

RDB Equities Limited Partnership	6.84%
RDB Equities, LLC	6.84%
Robert D. Basham	6.84%

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or to direct the vote:

RDB Equities Limited Partnership	8,286,002
RDB Equities, LLC	8,286,002
Robert D. Basham	8,286,002

CUSIP No.   094235  108

(ii)	Shared power to vote or to direct the vote:

RDB Equities Limited Partnership	0
RDB Equities, LLC	0
Robert D. Basham	0

(iii)	Sole power to dispose or to direct the disposition of:

RDB Equities Limited Partnership	8,286,002
RDB Equities, LLC	8,286,002
Robert D. Basham	8,286,002

(iv)	Shared power to dispose or to direct the disposition of:

RDB Equities Limited Partnership	0
RDB Equities, LLC	0
Robert D. Basham	0

RDB Equities Limited Partnership and Robert D. Basham are parties to certain arrangements relating to the disposition of shares of Common Stock with BCIP Associates – G, BCIP TCV, LLC, Bain Capital Integral Investors 2006, LLC, Bain Capital (OSI) IX, L.P. and Bain Capital (OSI) IX Coinvestment, L.P., Catterton Partners VI – Kangaroo, L.P., Catterton Partners VI – Kangaroo Coinvest, L.P., Chris T. Sullivan, the Chris T. Sullivan Foundation and CTS Equities Limited Partnership. As a result, the foregoing persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934. As of December 31, 2012, such persons collectively own 95,533,802 shares of Common Stock, or 78.89% of the outstanding shares of Common Stock. RDB Equities Limited Partnership and Robert D. Basham disclaim beneficial ownership of the shares of Common Stock held by any person other than RDB Equities Limited Partnership, RDB Equities, LLC and Robert D. Basham.

The percentages of Common Stock held set forth herein are based on 121,102,451 shares of Common Stock outstanding as of November 5, 2012, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent

     Holding Company or Control Person.

Not applicable.

CUSIP No.   094235  108

Item 8. Identification and Classification of Members of the Group.

See Item 4(a).

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No.   094235  108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

RDB EQUITIES LIMITED PARTNERSHIP
By:	RDB EQUITIES, LLC, its General Partner

By:	/s/ Robert D. Basham
Robert D. Basham, Manager

RDB EQUITIES, LLC

By:	/s/ Robert D. Basham
Robert D. Basham, Manager

By:	/s/ Robert D. Basham
Robert D. Basham

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

The undersigned hereby agree, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that a Joint Schedule 13D or Schedule 13G and any amendment thereto be filed on behalf of each signatory to this Joint Filing Agreement and Power of Attorney, in respect of common shares of Bloomin’ Brands, Inc., a Delaware corporation (the “Company”).

Know all by these presents, that the undersigned hereby constitute and appoint each of Joseph J. Kadow, David J. Deno and Kelly Lefferts, signing singly, the undersigned’s true and lawful attorney-in-fact to:

execute for and on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner of common shares of the Company, reports to the United States Securities and Exchange Commission (the “SEC”) on Form ID, Schedule 13D and Schedule 13G, as applicable, and any amendments thereto in accordance with the Exchange Act and the rules thereunder (the “Schedules”); and

do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute such Form ID, the Schedules, complete and execute any amendment or amendments thereto, and timely file such Schedules with the SEC and any stock exchange or similar authority.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the Schedules with respect to the undersigned’s beneficial ownership of the Company’s common shares, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement and Power of Attorney to be executed as of the date set forth below.

Date: February 14, 2013

RDB EQUITIES LIMITED PARTNERSHIP
By:	RDB EQUITIES, LLC, its General Partner

By:	/s/ Robert D. Basham
Robert D. Basham, Manager

RDB EQUITIES, LLC

By:	/s/ Robert D. Basham
Robert D. Basham, Manager

By:	/s/ Robert D. Basham
Robert D. Basham